SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Retail Value Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

76133Q 102

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,390,305
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,390,305
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,390,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 19,052,144 shares of the Issuer’s shares of common stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2019.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Katharina Otto-Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,453
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 103,453
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 19,052,144 shares of the Issuer’s shares of common stock outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2019.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 4 of 9 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on July 11, 2018, as amended by Amendment No. 1 filed on September 16, 2019 and Amendment No. 2 filed on September 27, 2019 (as amended, the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) Alexander Otto and Katharina Otto-Bernstein may be deemed to beneficially own, in the aggregate, 3,493,758 Common Shares, representing 18.3% of the Issuer’s outstanding Common Shares. Calculations of the percentage of Common Shares beneficially owned are based on 19,052,144 Common Shares outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2019.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 3,390,305 Common Shares, and Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 103,453 Common Shares.

(c) Other than as set forth below, the Reporting Persons have not effected any transactions in the Common Shares in the last sixty days.

Katharina Otto-Bernstein effected the following transactions in the Common Shares in the last sixty days:

Date	Transaction	Amount	Price
08/27/2019	Sale	25,670	$37.2724	(1)
08/28/2019	Sale	12,007	$37.3798	(2)
08/29/2019	Sale	17,527	$37.3072	(3)
08/30/2019	Sale	6,330	$37.0922	(4)
09/03/2019	Sale	6,385	$37.1546	(5)
09/04/2019	Sale	21,806	$36.9905	(6)
09/05/2019	Sale	12,575	$37.5062	(7)
09/06/2019	Sale	12,100	$37.6839	(8)
09/09/2019	Sale	16,500	$37.2661	(9)
09/10/2019	Sale	12,600	$36.9223	(10)
09/11/2019	Sale	18,200	$36.9495	(11)
09/12/2019	Sale	26,400	$37.0239	(12)
09/13/2019	Sale	22,200	$37.8410	(13)
09/16/2019	Sale	17,500	$37.5211	(14)
09/17/2019	Sale	10,300	$37.4635	(15)
09/18/2019	Sale	25,400	$37.5258	(16)
09/19/2019	Sale	24,453	$37.5154	(17)
09/20/2019	Sale	33,600	$37.3811	(18)
09/23/2019	Sale	31,299	$37.0864	(19)

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 5 of 9 Pages

09/24/2019	Sale	35,500	$37.003	(20)
09/25/2019	Sale	67,460	$37.0435	(21)
09/26/2019	Sale	80,376	$37.7135	(22)
09/27/2019	Sale	18,700	$37.4406	(23)
09/30/2019	Sale	18,300	$37.2871	(24)
10/01/2019	Sale	7,394	$36.9547	(25)
10/02/2019	Sale	23,295	$36.8733	(26)
10/03/2019	Sale	8,218	$36.8937	(27)
10/04/2019	Sale	11,367	$36.8903	(28)
10/07/2019	Sale	1,673	$36.8355	(29)
10/08/2019	Sale	100	$36.84
10/11/2019	Sale	10,286	$36.8312	(30)
10/14/2019	Sale	18,841	$36.1599	(31)
10/15/2019	Sale	26,200	$36.1954	(32)
10/16/2019	Sale	21,325	$36.3269	(33)
10/17/2019	Sale	15,700	$36.3301	(34)
10/18/2019	Sale	13,548	$35.9152	(35)

(1)	Reflects the weighted average sale price. The range of prices for such transaction is $37.00 – $37.91.
(2)	Reflects the weighted average sale price. The range of prices for such transaction is $37.02 – $37.60.
(3)	Reflects the weighted average sale price. The range of prices for such transaction is $37.23 – $37.75.
(4)	Reflects the weighted average sale price. The range of prices for such transaction is $37.00 – $37.50.
(5)	Reflects the weighted average sale price. The range of prices for such transaction is $37.00 – $37.30.
(6)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $37.28.
(7)	Reflects the weighted average sale price. The range of prices for such transaction is $37.08 – $37.89.
(8)	Reflects the weighted average sale price. The range of prices for such transaction is $37.44 – $38.01.
(9)	Reflects the weighted average sale price. The range of prices for such transaction is $36.90 – $37.87.
(10)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $37.18.
(11)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $37.29.
(12)	Reflects the weighted average sale price. The range of prices for such transaction is $36.83 – $37.36.
(13)	Reflects the weighted average sale price. The range of prices for such transaction is $37.26 – $38.20.
(14)	Reflects the weighted average sale price. The range of prices for such transaction is $37.19 – $37.87.
(15)	Reflects the weighted average sale price. The range of prices for such transaction is $37.25 – $37.62.
(16)	Reflects the weighted average sale price. The range of prices for such transaction is $36.89 – $37.91.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 6 of 9 Pages

(17)	Reflects the weighted average sale price. The range of prices for such transaction is $37.25 – $37.76.
(18)	Reflects the weighted average sale price. The range of prices for such transaction is $36.99 – $37.60.
(19)	Reflects the weighted average sale price. The range of prices for such transaction is $36.90 – $37.42.
(20)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $37.43.
(21)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $37.32.
(22)	Reflects the weighted average sale price. The range of prices for such transaction is $37.34 – $38.08.
(23)	Reflects the weighted average sale price. The range of prices for such transaction is $37.18 – $37.88.
(24)	Reflects the weighted average sale price. The range of prices for such transaction is $37.02 – $37.52.
(25)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $37.14.
(26)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $36.94.
(27)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $37.05.
(28)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $37.11.
(29)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $36.92.
(30)	Reflects the weighted average sale price. The range of prices for such transaction is $36.82 – $36.93.
(31)	Reflects the weighted average sale price. The range of prices for such transaction is $35.85 – $36.62.
(32)	Reflects the weighted average sale price. The range of prices for such transaction is $35.94 – $36.45.
(33)	Reflects the weighted average sale price. The range of prices for such transaction is $36.04 – $36.46.
(34)	Reflects the weighted average sale price. The range of prices for such transaction is $36.00 – $36.78.
(35)	Reflects the weighted average sale price. The range of prices for such transaction is $35.75 – $36.17.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Waiver Agreement, dated July 1, 2018, by and between Alexander Otto and Retail Value Inc., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Retail Value Inc. on July 2, 2018.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 7 of 9 Pages

Exhibit 2	Joint Filing Agreement, dated July 11, 2018, between Alexander Otto and Katharina Otto-Bernstein, incorporated by reference to Exhibit 2 to the Original Filing.

Exhibit 3	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Alexander Otto, incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on May 15, 2009.

Exhibit 4	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Persons on May 15, 2009.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2019

ALEXANDER OTTO

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Alexander Otto

KATHARINA OTTO-BERNSTEIN

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Katharina Otto-Bernstein

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit 1	Waiver Agreement, dated July 1, 2018, by and between Alexander Otto and Retail Value Inc., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Retail Value Inc. on July 2, 2018.

Exhibit 2	Joint Filing Agreement, dated July 11, 2018, between Alexander Otto and Katharina Otto-Bernstein, incorporated by reference to Exhibit 2 to the Original Filing.

Exhibit 3	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Alexander Otto, incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on May 15, 2009.

Exhibit 4	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Persons on May 15, 2009.